Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160231

Ruth’s Hospitality Group, Inc. Sets the Terms for its Rights Offering

HEATHROW, Fla., Jan 14, 2010 (BUSINESS WIRE) — Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) announced today that it has set the terms for its previously announced common stock rights offering.

Under the terms of the rights offering, the Company will distribute at no charge to the holders of its common stock as of 5:00 p.m., New York City time, on January 20, 2010 one transferable subscription right for each share of Company common stock then owned. Each subscription right will entitle the holder to purchase 0.579232 shares of common stock at an exercise price of $2.50 per share.

Stockholders will be able to exercise their rights to purchase shares in the offering until 5:00 p.m., New York City time, on February 9, 2010, although the Company reserves the right to extend the subscription period and to cancel the rights offering at any time. The Company will file a prospectus supplement with the Securities and Exchange Commission detailing the specific terms and conditions of the rights offering.

About Ruth’s Hospitality Group, Inc.

Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) is a leading restaurant company focused exclusively on the upscale dining segment. The Company owns the Ruth’s Chris Steak House, Mitchell’s Fish Market, Mitchell’s Steakhouse and Cameron’s Steakhouse concepts. Ruth’s Hospitality Group, Inc. was founded in 1965 and currently has more than 150 Company- and franchisee-owned locations worldwide.

For further information about our restaurants, to make reservations, or to purchase gift cards, please visit: www.RuthsChris.com, www.MitchellsFishMarket.com, www.MitchellsSteakhouse.com and www.Camerons-Steakhouse.com. For more information about Ruth’s Hospitality Group, Inc., please visit www.rhgi.com.

Important Notice

The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-160231) and intends to file a prospectus supplement with respect to the proposed common stock rights offering. Before you invest, you should read the prospectus and, when filed, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the rights offering.

When available, you may obtain the foregoing documents, including the prospectus supplement, for free by visiting the SEC web site at www.sec.gov. In addition, copies of the prospectus and prospectus supplement for the rights offering may be obtained, when available, from the information agent to be identified in the prospectus supplement. Investors should read the prospectus and prospectus supplement carefully before making any investment decision because these documents will contain important information.

SOURCE: Ruth’s Hospitality Group, Inc.

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